Toyota Announces Executive, Organizational and Personnel Changes

Changes aim to:

•	Concentrate the capabilities of the Toyota Group companies and appoint the right people among a diversified workforce with high levels of expertise from within and outside Toyota to the right positions

•	Renew the roles of executive vice presidents, establish the new post of “fellow”, and move forward the timing of executive changes to transform the roles and awareness of executives and to accelerate management oversight

•	Transform the company structure into one that makes possible decision-making close to customers and close to where the action takes place

Toyota City, Japan, November 28, 2017—Toyota Motor Corporation (TMC) plans to change its executive lineup and revise its organizational structure in January 2018 to further strengthen cooperation among companies of the Toyota Group and boost business innovation.

TMC, constantly aware that there is always a better way, has been ceaselessly innovating its executive and organizational structure to promote its overarching goal of making ever-better cars and the development of a diversified and talented workforce.

After introducing a regional-based management system in 2011 and a business unit system in 2013, TMC made substantial changes to its structure in April 2016 to create a company built around a product-based, rather than function-based, organization. Among efforts to actively boost business innovation in 2017, it established EV C.A. Spirit, a company that promotes development of basic structural technologies for electric vehicles through a business structure that is open to participation by other companies.

TMC has also been promoting appointment of the right people to the right positions in its executive lineup. Transcending practices of the past, efforts have included appointing its first non-Japanese executive vice president in 2015 and its first executive vice president with a technical-position background in 2017.

With the advance of electrification, automation, connectivity and other technologies, TMC believes the automotive industry has now entered a phase of “competition and coordination” that involves entities from other industries. To further strengthen cooperation among companies of the Toyota Group and boost business innovation, TMC has decided to change its executive lineup and revise its organizational structure in January 2018. Surrounded by changes of unprecedented speed and scale, TMC is aware it faces a “now or never” situation in which not a moment can be spared. In response, following the change to its executive lineup in April this year, TMC has made subsequent changes in June, August and November, as needed, and has decided to advance the timing of executive changes next year from the traditional April to January.

“The automotive industry has entered an era of profound transformation, the likes of which come only once every 100 years,” said TMC President Akio Toyoda. “Over the next 100 years, there is no guarantee that automobile manufacturers will continue to play leading roles in mobility. A crucial battle has begun—not one about winning or losing, but one about surviving or dying. We will pursue alliances with other companies and other industries. But, before that, it is essential that we concentrate the capabilities of the Toyota Group. Our coming structural change reflects our will that the Toyota Group will tackle this era of profound transformation. This change includes the appointment of people with high levels of expertise, regardless of time with the company or age and from the perspective of having the right people in the right places. This is an era in which the correct answers are unknown. Knowing that the customer comes first, we need to have people who understand the workplace well enough to lead with quick judgment, quick decisions and quick action through genchi genbutsu (on-site learning and problem-solving) as they see fit in response to all kinds of situations. To create forms of mobility to which people can feel intimately connected, and to be able to provide the freedom and joy of mobility to all people, everyone working for Toyota will unite in spirit and continuously take up new challenges,” he added.

Main changes in planned revision of executive lineup and organizational structure

1)	Executive lineup

The executive lineup is to include people both inside and originally from outside the company with a high level of expertise, based on the principle of appointing the right people to the right positions, transcending practices of the past.

→	The executive lineup is to include people from within and outside the Toyota Group and is to feature greater diversity by including a female executive, additional non-Japanese executives and executives with technical-position backgrounds.

2)	Executive positioning

•	In addition to supporting the president, executive vice presidents, as executive officers, are to be positioned as chairpersons and presidents of TMC’s in-house companies and as organizational-group chief officers to directly oversee their areas of responsibility, making them closer to TMC’s customers, and to develop the next generation of TMC’s human resources.

→	This is to encourage executives to play more-active roles.

•	The post of “fellow” is to be established for executives with a high level of expertise.

→	This is to widen the range of executive development.

•	Changes to the executive lineup are to be made in January, instead of April (to coincide with the timing of organizational changes).

→	This is to accelerate management oversight that is fully coordinated with the workplace.

3)	Changes in organizational structure

•	The corporate management-related divisions and the Business Planning & Operation business unit are to be restructured.

→	The corporate strategy function is to be reduced. (The Corporate Strategy Division and the Strategic Top Executive Meeting Office are to be restructured.)

→	This is to achieve operations that are rooted in each region. (Organizational entities in TMC responsible for overseas regional headquarters are to be restructured.)

•	The Japan Sales Business Group is to be restructured and based on regions rather than sales channels.

→	This is to allow actions that more-closely adhere to the needs of each region.

•	The TPS Group is to be newly created.

→	This is to consolidate the strengths of Toyota, with an aim to improve productivity in areas outside of production by promoting the Toyota Production System in such areas.

1. Executive changes

1) Changes to operating officers and fellow effective January 1, 2018

New executive vice presidents

Name	Current title
Koji Kobayashi	Vice chairman, member of the board, Denso Corporation

Shigeki Tomoyama	Senior managing officer

Moritaka Yoshida	Senior managing officer

New fellow

Name	Current title
Gill A. Pratt	CEO, Toyota Research Institute, Inc.

New senior managing officers

Name	Current title
Kazuhiro Kobayashi	Managing officer

Tetsuo Ogawa	Managing officer

Satoshi Ogiso	President, board of directors, Advics Co., Ltd.

Yoshihiro Sawa	Managing officer

Masayoshi Shirayanagi	Managing officer

New managing officers

Name	Current title
Masashi Asakura	Executive general manager

Shinji Miyamoto	Executive general manager

Akihiro Fukutome	Managing director, Sumitomo Mitsui Banking Corporation

Masamichi Okada	Executive general manager

Toshimitsu Imai	Executive officer, Toyota Tsusho Corporation

Naoki Ishii	General manager, Government & Industrial Affairs Div., External Affairs & Public Affairs Group

Chika Kako	Chief engineer, Lexus International Co.

Hiroaki Koda	General manager, CV Management Div., CV Company

Masahiko Maeda	Chief engineer, CV Company

Susumu Matsuda	General manager, Marketing Div.

Jun Nagata	General manager, Japan Sales Planning Div., Japan Sales Business Group

Yu Nishimura	General manager, Purchasing Planning Div., Purchasing Group

Masahiro Yamaoka	General manager, Public Affairs Div., External Affairs & Public Affairs Group

Executive vice president resigning post

Name
Osamu Nagata*

*	Nagata will retain his role as a member of the board of directors

Senior managing officers resigning posts

Name
Keiji Masui

Hiroji Onishi

Tokuo Fukuichi

Kiyotaka Ise

Toshiyuki Mizushima

Tetsuya Otake

Managing officers resigning posts

Name
Riki Inuzuka

Shinya Kotera

Hiroyuki Fukui

Takashi Yamamoto

Takeshi Isogaya

Mark S. Templin

Toshiyuki Nishi

2) Operating officers’ areas of responsibility effective January 1, 2018

Executive vice presidents

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Koji Kobayashi	Vice chairman, member of the board, Denso Corporation	Chief financial officer Chief risk officer

Didier Leroy	Business Planning & Operation (president) Chief competitive officer	Business Planning & Operation (president) Chief competitive officer

♦ Shigeki Terashi	Strategic Top Executive Meeting Office (secretary general) Corporate Strategy Div. Research Div. Powertrain Company (chairman) Chief risk officer	BR U.S. New JV Project Dept. Advanced R&D and Engineering Company (president) Powertrain Company (chairman) Chief safety technology officer

Mitsuru Kawai	Plants (supervisor of plants across in-house companies) Safety & Health Promotion Div.	Plants (supervisor of plants across in-house companies) Safety & Health Promotion Div.

♦ Shigeki Tomoyama

Business Development Group (chief officer)

External Affairs & Public Affairs Group

Information Systems Group (chief officer)

Connected Company (president)

GAZOO Racing Company (president)

Chief information security officer

TPS Group (chief officer)

Business Development Group (chief officer)

Information Systems Group (chief officer)

Connected Company (president)

GAZOO Racing Company (president)

Chief information security officer

♦ Moritaka Yoshida	Corporate Strategy Div. Mid-size Vehicle Company (president) MS Body Design Div. (concurrent general manager)	TNGA Management Div. Mid-size Vehicle Company (president)

Fellow

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Gill A. Pratt	CEO, Toyota Research Institute, Inc.	CEO, Toyota Research Institute, Inc. Advanced R&D and Engineering Company (fellow)

Senior managing officers

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
James E. Lentz	North America Region (CEO) Toyota Motor North America, Inc.	North America Region (CEO) Toyota Motor North America, Inc.

Kazuhiro Miyauchi	Toyota Compact Car Company (president) Toyota Motor East Japan, Inc.	Toyota Compact Car Company (president) Toyota Motor East Japan, Inc.

♦ Steve St.Angelo	Latin America & Caribbean Region (CEO) Toyota Argentina S.A. Toyota do Brasil LTDA.	Latin America & Caribbean Region (CEO) Toyota Argentina S.A. Toyota do Brasil LTDA. Toyota de Venezuela Compania Anonima

♦ Nobuhiko Murakami	External Affairs & Public Affairs Group (chief officer) Chief communications officer	East Asia, Oceania & Middle East Region (CEO)

♦ Kazuhiro Sato	Customer First Promotion Group (chief officer) Customer Service Field (field general manager) Global chief quality officer	Customer First Promotion Group (chief officer) Global chief quality officer

♦ Yasuhiko Sato	Japan Sales Business Group (chief officer)	Japan Sales Business Group (chief officer) Japan Sales Business Div. (concurrent general manager)

Mamoru Taguchi	Customer First Promotion Group (deputy chief officer) Advanced R&D and Engineering Company (executive vice president)	Customer First Promotion Group (deputy chief officer) Advanced R&D and Engineering Company (executive vice president)

♦ Tatsuro Ueda	Strategic Top Executive Meeting Office Corporate Strategy Div. General Administration & Human Resources Group (chief officer)	General Administration & Human Resources Group (chief officer) Business Planning Div.

Johan van Zyl	Europe Region (CEO) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.	Europe Region (CEO) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.

♦ Kazuhiro Kobayashi	China Region (DCEO) Toyota Motor (China) Investment Co., Ltd.	China Region (CEO) Toyota Motor (China) Investment Co., Ltd. China Office (general manager)

Tetsuo Ogawa	North America Region (chief administrative officer) Toyota Motor North America, Inc.	North America Region (chief administrative officer) Toyota Motor North America, Inc.

♦ Satoshi Ogiso	President, board of directors, Advics Co., Ltd.	CV Company (president, concurrent chief engineer) Toyota Auto Body Co., Ltd.

Yoshihiro Sawa	Lexus International Co. (president)	Lexus International Co. (president)

♦ Masayoshi Shirayanagi	Purchasing Group (chief officer)	Accounting Group (chief officer)

Managing officers

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Masahisa Nagata	Toyota Motor Europe NV/SA	Toyota Compact Car Company (executive vice president) Toyota Motor East Japan, Inc.

Hayato Shibakawa	China Region (DCEO) Tianjin FAW Toyota Motor Co., Ltd.	China Region (DCEO) Tianjin FAW Toyota Motor Co., Ltd.

Seiya Nakao	Toyota Motor (China) Investment Co., Ltd. Toyota Motor Engineering & Manufacturing (China) Co., Ltd.	Toyota Motor (China) Investment Co., Ltd. Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

♦ Tatsuro Takami	Asia, Middle East & North Africa Region (DCEO) Toyota Daihatsu Engineering & Manufacturing Co., Ltd. P.T. Toyota Motor Manufacturing Indonesia	Asia Region (DCEO) Toyota Daihatsu Engineering & Manufacturing Co., Ltd. P.T. Toyota Motor Manufacturing Indonesia

♦ Masashi Asakura	Takaoka Plant (plant general manager) Tsutsumi Plant (plant general manager)	TPS Group (deputy chief officer)

♦ Hiroki Nakajima	CV Company (executive vice president, concurrent chief engineer) Toyota Auto Body Co., Ltd.	Mid-size Vehicle Company (executive vice president)

Yoshihiro Uozumi	China Region (DCEO) GAC Toyota Motor Co., Ltd.	China Region (DCEO) GAC Toyota Motor Co., Ltd.

♦ Shinji Miyamoto	Customer First Promotion Group Quality Improvement & Audit Field (field general manager)	Powertrain Company (executive vice president, in charge of business planning, measurement & instrumentation engineering and prototype production)

♦ Hiroaki Okuchi	Frontier Research Center Advanced R&D and Engineering Company (executive vice president, in charge of model based development and battery)	Advanced R&D and Engineering Company (executive vice president, in charge of model based development)

♦ Akihiro Fukutome	Managing director, Sumitomo Mitsui Banking Corporation	Sales Financial Business Group (chief officer) Toyota Financial Services Co., Ltd.

♦ Hirohisa Kishi

Powertrain Company (executive vice president, in charge of product planning and business planning)

Powertrain Unit Management Div. (concurrent general manager)
Powertrain Product Planning Div. (concurrent general manager)

Powertrain Company (president, in charge of business planning and product planning) Powertrain Management Div. (concurrent general manager) Powertrain Product Planning Div. (concurrent general manager)

Name	Current	New
♦ Yoichi Miyazaki

BR Product • Cost Planning Reform
Promotion Dept. (concurrent general manager)

Corporate Strategy Div.

Business & Operation Planning Div. (concurrent general manager)

Marketing Div.

East Asia & Oceania Region (CEO)

Business Planning Div. Sales Operation Planning Div. KD Business Planning Div. Sales & Marketing Support Div.

♦ Hiroyoshi Ninoyu	Production Planning Group (chief officer) TPS Promotion Center (concurrent general manager) Motomachi Plant (plant general manager) GAZOO Racing Company (in charge of production)

Production Planning Group (chief officer)
Global Production Center (concurrent general manager)

In charge of vehicle plant

Motomachi Plant (plant general manager)

GAZOO Racing Company (in charge of production)

♦ Masamichi Okada	Miyoshi Plant (plant general manager) Myochi Plant (plant general manager)	In charge of unit plant Miyoshi Plant (plant general manager) Myochi Plant (plant general manager)

Christopher P. Reynolds	General Administration & Human Resources Group (deputy chief officer) Toyota Motor North America, Inc. Chief legal officer	General Administration & Human Resources Group (deputy chief officer) Toyota Motor North America, Inc. Chief legal officer

♦ Yuji Maki	Strategic Top Executive Meeting Office Corporate Affairs Dept.	Corporate Affairs Dept.

Shinichi Yasui	Toyota Motor North America, Inc. Toyota Motor Engineering & Manufacturing North America, Inc.	Toyota Motor North America, Inc. Toyota Motor Engineering & Manufacturing North America, Inc.

♦ Toshiyuki Isobe

Frontier Research Center

Advanced R&D and Engineering Company (in charge of mass planning)

Toyota Compact Car Company (in charge of production engineering)

Mid-size Vehicle Company (executive vice president)

CV Company (in charge of production engineering)

Lexus International Co. (in charge of production engineering)

Advanced R&D and Engineering Company (in charge of mass planning)

Toyota Compact Car Company (in charge of production engineering)

Mid-size Vehicle Company (executive vice president)

CV Company (in charge of production engineering)

Lexus International Co. (in charge of production engineering)

♦ Shuichi Murakami	Japan Sales Business Group (deputy chief officer) Toyota Marketing Japan Corporation	Japan Sales Business Group (deputy chief officer)

Name	Current	New
Hiroaki Nanahara	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

♦ Keiji Yamamoto	Connected Company (executive vice president) Connected Advanced Development Div. (concurrent general manager)	Connected Company (executive vice president)

Michinobu Sugata	Toyota Motor Thailand Co., Ltd.	Toyota Motor Thailand Co., Ltd.

♦ Toshimitsu Imai	Executive officer, Toyota Tsusho Corporation	Africa Region (CEO)

♦ Naoki Ishii	General manager, Government & Industrial Affairs Div., External Affairs & Public Affairs Group	External Affairs & Public Affairs Group (deputy chief officer) Government & Industrial Affairs Div. (concurrent general manager)

♦ Chika Kako	Chief engineer, Lexus International Co.	Lexus International Co. (executive vice president, concurrent chief engineer)

♦ Hiroaki Koda	General manager, CV Management Div., CV Company	CV Company (executive vice president)

♦ Masahiko Maeda	Chief engineer, CV Company	Emerging-market Compact Car Company (president) Emerging-market Compact Car Product & Business Planning Div. (concurrent general manager)

♦ Susumu Matsuda	General manager, Marketing Div.	Asia Region (CEO) Toyota Motor Asia Pacific Pte Ltd.

♦ Jun Nagata	General manager, Japan Sales Planning Div., Japan Sales Business Group	Japan Sales Business Group (deputy chief officer) Japan Sales Planning Div. (concurrent general manager)

♦ Yu Nishimura	General manager, Purchasing PlanningDiv., Purchasing Group	Purchasing Group (chief officer) Purchasing Planning Div. (concurrent general manager)

♦ Masahiro Yamaoka	General manager, Public Affairs Div., External Affairs & Public Affairs Group	Research Div. External Affairs & Public Affairs Group (chief officer) Public Affairs Div. (concurrent general manager) Chief communications officer